# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L207
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 80 E Rich Street, Suite 500, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-022563
Filed by CIK 0001697450

## Reporting persons
- Ribbit Capital IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 996,783; shared voting power 0; sole dispositive power 996,783; shared dispositive power 0; aggregate amount beneficially owned 996,783 (7.1% of the class)
  Comment: Represents (i) 503,800 shares of Class A common stock and (ii) 492,983 shares of Class B common stock directly owned by Ribbit Capital IV, L.P. ("Fund IV") for itself and as nominee for Ribbit Founder Fund IV, L.P. ("FF IV"). Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Ribbit Capital GP IV, L.P. ("GP IV"), the general partner of Fund IV and FF IV, Ribbit Capital GP IV, Ltd. ("UGP IV"), the general partner of GP IV, and Meyer Malka ("Malka"), the sole director of UGP IV, may be deemed to have sole power to vote and dispose of these shares. The percent of class is based upon 13.6 million shares of Class A common stock reported to be outstanding as of June 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025. Assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.
- RT-E Ribbit Opportunity IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 235,824; shared voting power 0; sole dispositive power 235,824; shared dispositive power 0; aggregate amount beneficially owned 235,824 (1.7% of the class)
  Comment: Represents shares of Class B common stock directly owned by RT-E Ribbit Opportunity IV, LLC ("RT-E"). Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. GP IV, the managing member of RT-E, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote and dispose of these shares. The percent of class is based upon 13.6 million shares of Class A common stock reported to be outstanding as of June 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025. Assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.
- Ribbit Capital GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,232,607; shared voting power 0; sole dispositive power 1,232,607; shared dispositive power 0; aggregate amount beneficially owned 1,232,607 (8.7% of the class)
  Comment: 503,800 shares of Class A common stock and 492,983 shares of Class B common stock are directly owned by Fund IV for itself and as nominee for FF IV and 235,824 shares of Class B common stock are directly owned by RT-E. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, UGP IV, the general partner of GP IV and Malka, the sole director of UGP IV, may be deemed to have sole power to vote and dispose of these shares. The percent of class is based upon 13.6 million shares of Class A common stock reported to be outstanding as of June 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025. Assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.
- Ribbit Capital GP IV, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,232,607; shared voting power 0; sole dispositive power 1,232,607; shared dispositive power 0; aggregate amount beneficially owned 1,232,607 (8.7% of the class)
  Comment: 503,800 shares of Class A common stock and 492,983 shares of Class B common stock are directly owned by Fund IV for itself and as nominee for FF IV and 235,824 shares of Class B common stock are directly owned by RT-E. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. UGP IV is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote and dispose of these shares. The percent of class is based upon 13.6 million shares of Class A common stock reported to be outstanding as of June 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025. Assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.
- Bullfrog Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bullfrog Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bullfrog Capital GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Meyer Malka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,232,607; shared voting power 0; sole dispositive power 1,232,607; shared dispositive power 0; aggregate amount beneficially owned 1,232,607 (8.7% of the class)
  Comment: 503,800 shares of Class A common stock and 492,983 shares of Class B common stock are directly owned by Fund IV for itself and as nominee for FF IV and 235,824 shares of Class B common stock are directly owned by RT-E. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Malka is the sole director of UGP IV, which is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E and may be deemed to have sole power to vote and dispose of these shares. The percent of class is based upon 13.6 million shares of Class A common stock reported to be outstanding as of June 30, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025. Assumes the conversion of the Class B common stock held by the Reporting Person into Class A common stock.

## Item 1. Issuer
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E. Rich Street, Suite 500 Columbus, OH, 43215

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Ribbit Capital IV, L.P., a Cayman Islands exempted limited partnership ("Fund IV"), RT-E Ribbit Opportunity IV, LLC, a Delaware limited liability company ("RT-E"), Ribbit Capital GP IV, L.P., a Cayman Islands exempted limited partnership ("GP IV"), Ribbit Capital GP IV, Ltd., a Cayman Islands limited company ("UGP IV"), Bullfrog Capital, L.P., a Cayman Islands exempted limited partnership ("BF Fund"), Bullfrog Capital GP, L.P., a Cayman Islands exempted limited partnership ("BF GP"), Bullfrog Capital GP, Ltd., a Cayman Islands limited company ("BF UGP") and Meyer Malka ("Malka"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

c/o Ribbit Capital Management
364 University Avenue
Palo Alto, California 94301
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ribbit Founder Fund IV, L.P. ("FF IV") and Bullfrog Founder Fund, L.P. ("BF FF") have ownership interests in the shares held directly by Fund IV and BF Fund, respectively, but do not own shares of Common Stock directly and do not have voting or dispositive power over the shares of Common Stock held directly by Fund IV or BF Fund. Under certain circumstances, set forth in the limited partnership agreements of Fund IV, FF IV, GP IV, BF Fund, BF FF and BF GP, the limited liability company agreement of RT-E and the memorandum and articles of association of UGP IV and BF UGP, the general and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a general partner, limited partner, member or director.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ribbit Capital IV, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (08/14/2025)
- RT-E Ribbit Opportunity IV, LLC: /s/ Meyer Malka, Meyer Malka, Director of General Partner of Managing Member (08/14/2025)
- Ribbit Capital GP IV, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (08/14/2025)
- Ribbit Capital GP IV, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (08/14/2025)
- Bullfrog Capital, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (08/14/2025)
- Bullfrog Capital GP, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (08/14/2025)
- Bullfrog Capital GP, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (08/14/2025)
- Meyer Malka: /s/ Meyer Malka, Meyer Malka (08/14/2025)